Filed by Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-6
of the Securities Exchange Act of 1934
Subject Company: Rainbow Technologies, Inc.
Commission File No.: 000-16641

The following letter was sent to stockholders of Rainbow Technologies, Inc. on March 1, 2004.

Dear Stockholder:

We have previously sent you proxy materials for the Special Meeting of Stockholders of Rainbow Technologies, Inc. to be held on March 15, 2004. According to our latest records, we have not received your authorization to vote the shares carried by us in your account.

YOUR SHARES CANNOT BE VOTED WITHOUT YOUR SPECIFIC
INSTRUCTIONS ON CERTAIN MATTERS TO BE ACTED UPON AT
THE MEETING

Please forward your voting instructions as soon as possible using one of the following methods:

Available 24 Hours – 7 Days a Week

VOTE BY TELEPHONE	VOTE BY INTERNET

Using a touch-tone telephone, call the toll-free number	Go to website:
which appears on the top left corner of your enclosed Voting Instruction Form.	WWW.PROXYVOTE.COM
Just follow these four easy steps:	Just follow these four easy steps:

1.	Read the Rainbow Technologies, Inc. Proxy Statement and enclosed Voting Instruction Form.	1.	Read the Rainbow Technologies, Inc. Proxy Statement and enclosed Voting Instruction Form.

2.	Call the toll-free number located on the top left corner of your Voting Instruction Form.	2.	Go to the website www.proxyvote.com.

3.	Enter your 12-digit Control Number located on your Voting Instruction Form.	3.	Enter your 12-digit Control Number located on your Voting Instruction Form.

4.	Follow the simple recorded instructions.	4.	Follow the simple instructions.

If you vote by telephone or Internet, do not return your Voting Instruction Form.
Thank you for your vote!

Additional Information About the Merger and Where You Can Find It

In connection with the proposed merger of SafeNet and Rainbow, SafeNet has filed with the SEC a Registration Statement on Form S-4 (File No. 333-110520) containing a joint proxy statement/prospectus and SafeNet and Rainbow have filed and may file other relevant materials in connection with the merger transaction. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 4690 Millennium Drive, Belcamp, Maryland 21017, (443) 327-1239. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision.

SafeNet and Rainbow, and their respective executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. Information about the executive officers and directors of SafeNet and Rainbow and their respective interests in the merger is available in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that SafeNet has filed with the SEC. Additional information regarding the executive officers and directors of SafeNet is available in the proxy statement for SafeNet’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2003. Additional information regarding the executive officers and directors of Rainbow is available in the proxy statement for Rainbow’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003.